Exhibit 99.44

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 17, 2011.

3.	Press Release

The Press Release dated March 17, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. responded to the directors of Capital Gold regarding the adjournment of its shareholders meeting.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

March 17, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 17, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS RESPONDS TO ADJOURNMENT OF CAPITAL GOLD
SHAREHOLDERS MEETING

VANCOUVER, B.C. – Timmins Gold Corp. (TSX-V:TMM) announced today that it has mailed a letter to the Capital Gold Board of Directors responding to Capital Gold’s intention to convene the Capital Gold shareholder’s meeting solely for the purpose of securing an adjournment. The text of the letter is set out below:

March 17, 2011

BY EMAIL

Board of Directors
Capital Gold Corporation
76 Beaver Street, 14th Floor
New York, NY 10005

Attention:	John Cutler,
Chairman of the M&A Committee

Gentlemen:

As you know, we have increased our offer in connection with the proposed merger of Timmins and Capital Gold to provide 2.27 common shares of Timmins Gold and US$0.25 in cash for each share of Capital Gold common stock. We continue to believe that our offer is superior to Gammon’s latest offer. In addition, we have expressed concerns regarding any effort by Capital Gold to unilaterally postpone the stockholders' meeting currently scheduled to be held tomorrow, as we believe that the stockholders will, if given the opportunity to vote, reject the proposed merger with Gammon Gold and send a loud message that they prefer a transaction with Timmins.

We read with interest Capital Gold's press release of today, which confirms, among other things, that (i) Capital Gold will not attempt to unilaterally "postpone" the stockholders' meeting currently scheduled to be held tomorrow, (ii) Capital Gold will convene the stockholders meeting for the sole purpose of having the stockholders vote on a proposal to "adjourn" the meeting to a date, time and place that will be determined sometime following the adjournment, (iii) Capital Gold will be preparing a supplemental proxy statement/prospectus, and (iv) Capital Gold will be providing the stockholders sufficient time to consider the content of the supplemental disclosures.

Given Capital Gold's public announcement, we will not be attending the meeting tomorrow. We will, instead, deliver our proxy voting against any adjournment. In the event that the stockholders should approve a proposal to adjourn the meeting to a later date, we expect that Capital Gold will provide the stockholders with sufficient time to digest any supplemental materials that might be distributed before reconvening the stockholders meeting. Under applicable Delaware precedents, that time period is no less than 20 days. See In Re: The Topps Co. S'holders Litig., C.A. No. 2786-VCS (Del. Ch. June 18, 2007) (ORDER); Louisiana Municipal Police Employees' Retirement Sys. v. Crawford, C.A. No. 2635-N (Del. Ch. Feb. 13, 2007) (Chandler, C.).

We look forward to continuing a dialogue respecting Timmins’ offer, which has and continues to provide value to Capital Gold's stockholders that is greater and superior to the value represented by the proposed acquisition of Capital Gold by Gammon.

Sincerely,

“Bruce Bragagnolo”

Bruce Bragagnolo
Chief Executive Officer

NO MATTER HOW YOU LOOK AT IT, TIMMINS’ OFFER IS SUPERIOR

Timmins’ increased offer to exchange 2.27 common shares of Timmins and US$0.25 in cash for each share of Capital Gold common stock provides Capital Gold shareholders with total consideration of US$6.00 per Capital Gold share and exceeds the value of the Gammon offer by US$0.46 (or 8.4%) per Capital Gold share, based on closing share prices on March 17, 2011. In addition, based on the volume-weighted average of the respective share prices for the last 60 trading days, Timmins’ proposal has a value of US$5.81 per Capital Gold share and exceeds the value of the Gammon offer by US$0.35 per Capital Gold share, or about 6.4% .

Timmins also announced that it will amend the terms of its exchange offer, which has not yet commenced, for all of the outstanding shares of Capital Gold common stock to reflect the increased offer.

PRESERVE YOUR RIGHT TO A BETTER DEAL
VOTE NOW AGAINST GAMMON

Timmins urges Capital Gold shareholders to preserve their right to receive the superior economic terms of Timmins’ offer by voting AGAINST the Gammon deal on the GOLD proxy card. Shareholders who have previously voted for the Gammon deal on Capital Gold’s white proxy card may obtain assistance in revoking or changing that vote by contacting Innisfree M&A Incorporated toll-free at 1-877-800-5182 (banks and brokers should call collect at 212-750-5833).

TIME IS SHORT AND YOUR VOTE IMPORTANT!

To ensure your vote is received before the meeting,
please vote by telephone or via the Internet.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,
INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-800-5182